Filed Pursuant to Rule 424(b)(5)
                                                Registration No. 33-68760



          PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED DECEMBER 29, 1993.

                                  $150,000,000

                              Travelers Group Inc.
                      6 5/8% Notes Due September 15, 2005

                   Interest payable March 15 and September 15

                                 --------------

Travelers Group Inc. (formerly Primerica Corporation) (the "Company") is offering $150,000,000 principal amount of its 6 5/8% Notes Due September 15, 2005 (the "Notes"). The Notes will not be redeemed prior to maturity and will not be subject to any sinking fund. See "Description of Notes."

The Notes will be issued in fully registered form only in denominations of $1,000 or integral multiples thereof. The Notes will be initially represented by one or more global notes registered in the name of The Depository Trust Company ("DTC") or its nominee. Beneficial interests in the Notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Owners of beneficial interests in Notes will be entitled to physical delivery of Notes in certificated form equal in principal amount to their respective beneficial interests only under the limited circumstances described herein. See "Description of Notes--Book-Entry Notes."

Settlement for the Notes will be made in immediately available funds. The Notes will trade in the Same-Day Funds Settlement System of DTC, and, to the extent that secondary market trading activity in the Notes is effected through the facilities of DTC, such trades will be settled in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds.

                                 --------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                               Underwriting
                               Price to       Discounts and      Proceeds to
                              Public (1)       Commissions      Company (1)(2)
                             -------------    --------------    -------------
Per Note.................       99.552%           .622%            98.930%
Total....................    $149,328,000        $933,000       $148,395,000


(1) Plus accrued interest from September 15, 1995 to the date of delivery.
(2) Before deducting expenses payable by the Company estimated to be $75,000.
                                 --------------

    The Notes are offered by the several Underwriters when, as and if issued by the Company, delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that delivery of the Notes, in book-entry form, will be made through the facilities of DTC, on or about September 19, 1995 against payment in immediately available funds.

CS First Boston
                       Citicorp Securities, Inc.
                                             PaineWebber Incorporated

         The date of this Prospectus Supplement is September 14, 1995.

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE COMMISSIONER OF INSURANCE FOR THE STATE OF NORTH CAROLINA, NOR HAS THE COMMISSIONER OF INSURANCE RULED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

                                  ------------

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company at June 30, 1995, and as adjusted to give effect to (i) the issuance and sale of the Notes,
(ii) the issuance and sale of $200 million of additional long-term debt of a subsidiary of the Company expected to be issued on September 19, 1995 and (iii) the application of the proceeds from each of these transactions to the repayment of short-term borrowings, as if such transactions had occurred on June 30, 1995.

                                                                             AT JUNE 30, 1995
                                                                        --------------------------
                                                                        OUTSTANDING    AS ADJUSTED
                                                                        -----------    -----------
                                                                          (DOLLARS IN MILLIONS)
Debt:
    Investment banking and brokerage borrowings......................    $    2,254     $   2,254
    Short-term borrowings............................................         1,449         1,099
    Long-term debt...................................................         8,613         8,963
                                                                        -----------    -----------
        Total debt...................................................    $   12,316     $  12,316

Stockholders' equity:
    Preferred stock at aggregate liquidation value...................           800           800
    Common stock ($.01 par value;
      authorized shares: 500,000,000; issued--368,173,990 shares
      outstanding and as adjusted)...................................             4             4
    Additional paid-in capital.......................................         6,705         6,705
    Retained earnings................................................         4,774         4,774
    Treasury stock at cost (49,871,109) shares outstanding and as
      adjusted)......................................................        (1,569)       (1,569)
    Unrealized gain (loss) on investment securities and other, net...           (46)          (46)
                                                                        -----------    -----------
        Total stockholders' equity...................................        10,668        10,668
                                                                        -----------    -----------
          Total capitalization.......................................    $   22,984     $  22,984
                                                                        -----------    -----------
                                                                        -----------    -----------

                       RATIO OF EARNINGS TO FIXED CHARGES

                                          SIX MONTHS ENDED          YEAR ENDED DECEMBER 31,
                                              JUNE 30,       --------------------------------------
                                                1995         1994(1)   1993   1992(2)   1991   1990
                                          ----------------   -------   ----   -------   ----   ----
Ratio of earnings to fixed charges......        2.02           2.32    2.79     2.63    1.85   1.56

------------

(1) During the second quarter of 1995 as a result of the Company's agreement to sell its interest in The MetraHealth Companies, Inc., certain operations have been classified as discontinued operations and, accordingly, the 1994 ratio has been restated.

(2) Included in earnings from continuing operations before income taxes (used in this computation) is a net gain of $216.8 million from the sale of the Company's ownership interests in Margaretten & Company, Inc., Fingerhut Companies, Inc. and other affiliated companies. Without giving effect to this net gain, the ratio of earnings to fixed charges would have been 2.33.

    The ratio of earnings to fixed charges has been computed by dividing earnings from continuing operations before income taxes and fixed charges by the fixed charges. For purposes of these ratios, fixed charges consist of interest expense and that portion of rentals deemed representative of the appropriate interest factor.

                                USE OF PROCEEDS

    The net proceeds to be received by the Company from the sale of the Notes will be used for general corporate purposes, which may include capital contributions to subsidiaries of the Company and/or the reduction or refinancing of borrowings of the Company or its subsidiaries. The Company expects that it will incur additional indebtedness in the future.

                              DESCRIPTION OF NOTES

    The following description of the terms of the Notes offered hereby (referred to in the Prospectus as the "Offered Securities") supplements the description of the general terms of Securities set forth in the Prospectus, to which description reference is hereby made. The following summary of the Notes is qualified in its entirety by reference thereto and to the Indenture referred to therein.

    The Notes will be limited to $150,000,000 in aggregate principal amount, as a result of which, as of September 14, 1995, $300,000,000 aggregate principal amount of Securities remains currently available to be offered by the Company under the Registration Statement of which this Prospectus Supplement and the accompanying Prospectus form a part. The Notes will be issued only in fully registered form, without coupons, in denominations of $1,000 and integral multiples thereof. Initially, the Notes will be issued in the form of one or more global notes (each, a "Book-Entry Note") registered in the name of DTC or its nominee, as described below. The Notes will bear interest from September 15, 1995, at the annual rate set forth on the cover page of this Prospectus Supplement, and will mature on September 15, 2005. Interest will be payable semi-annually on March 15 and September 15, commencing March 15, 1996, to the persons in whose names the Notes are registered at the close of business on the preceding February 28 or August 31, respectively. The Notes will not be redeemable at the option of the Company prior to maturity and will not be subject to any sinking fund.

    Principal of and interest on the Notes will be payable at the office or agency of the Company to be maintained in the Borough of Manhattan, The City of New York, initially at the principal corporate trust office of the Trustee, 101 Barclay Street, Corporate Trust Services Window, Lobby Level, New York, New York; provided, however, that at the option of the Company, payment of interest may be made by check mailed to the address of the person entitled thereto as such address shall appear in the register of holders of Notes. Notwithstanding the foregoing, payments of principal and interest on Book-Entry Notes will be made as described below.

    The Indenture permits the defeasance of Securities or the defeasance of certain of the Company's obligations under the Indenture upon the satisfaction of the conditions described under "Description of Securities--Defeasance" in the Prospectus. The Notes are subject to these defeasance provisions.

BOOK-ENTRY NOTES

    The Notes will initially be issued in the form of one or more Book-Entry Notes, which will be deposited with, or on behalf of, DTC and registered in the name of DTC or its nominee. Except as set forth below, Book-Entry Notes may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any nominee to a successor of DTC or a nominee of such successor.

    Principal and interest payments on the Notes represented by one or more Book-Entry Notes will be made by the Company to DTC or its nominee, as the case may be, as the registered owner of the related

Book-Entry Note or Notes. The Company expects that DTC or its nominee, upon receipt of any payment of principal or interest in respect of Book-Entry Notes, will credit immediately the accounts of the related participants with payment in amounts proportionate to their respective holdings in principal amount of beneficial interests in such Book-Entry Notes as shown on the records of DTC. Neither the Company nor the Trustee or any Paying Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of owners of beneficial interests of Book-Entry Notes, or for maintaining, supervising or reviewing any records relating to such beneficial interests. The Company also expects that payments by participants to owners of beneficial interests in Book-Entry Notes held through such participants will be governed by standing customer instructions and customary practices, as is now the case with securities registered in "street name." Such instructions will be the responsibility of such participants.

    If DTC is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by the Company within 90 days, the Company will issue Notes in certificated form in exchange for beneficial interests in the Book-Entry Notes. In addition, the Company may at any time determine not to have its Notes represented by one or more Book-Entry Notes, and, in such event, will issue Notes in certificated form in exchange for beneficial interests in Book-Entry Notes. In any such instance, an owner of a beneficial interest in a Book-Entry Note will be entitled to physical delivery in certificated form of Notes equal in principal amount to such beneficial interest and to have such Notes registered in its name. Notes so issued in certificated form will be issued in denominations of $1,000 or any amount in excess thereof that is an integral multiple of $1,000 and will be issued in registered form only, without coupons.

SAME-DAY SETTLEMENT AND PAYMENT

    Settlement for the Notes will be made by the Underwriters in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds.

    Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds. In contrast, the Notes will trade in the Same-Day Funds Settlement System of DTC, and, to the extent that secondary market trading activity in the Notes is effected through the facilities of DTC, such trades will be settled in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

                                  UNDERWRITING

    Under the terms and subject to the conditions contained in the Terms Agreement dated September 14, 1995, which incorporates by reference the Underwriting Agreement Basic Provisions dated January 12, 1993 (together, the "Underwriting Agreement"), the underwriters named below (the "Underwriters"), for whom CS First Boston Corporation, Citicorp Securities, Inc. and PaineWebber Incorporated are acting as representatives (the "Representatives"), have severally but not jointly agreed to purchase from the Company the following respective principal amounts of Notes:


                                                                PRINCIPAL
    UNDERWRITER                                                   AMOUNT
    -----------                                                ------------
CS First Boston Corporation.................................   $115,000,000
Citicorp Securities, Inc. ..................................     15,000,000
PaineWebber Incorporated....................................     15,000,000
Trilon International Inc. ..................................      5,000,000
                                                               ------------
    Total...................................................   $150,000,000
                                                               ------------
                                                               ------------


    The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the Notes, if any are purchased.

    The Company has been advised by the Representatives that the Underwriters propose to offer the Notes to the public initially at the public offering price set forth on the cover page of this Prospectus Supplement and, through the Representatives, to certain dealers at such price less a concession of .400% of the principal amount per Note, and the Underwriters and such dealers may allow a discount of .250% of such principal amount per Note on sales to certain other dealers. After the initial public offering, the public offering price and concession and discount to dealers may be changed by the Underwriters.

    The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

    The Company does not intend to apply for listing of the Notes on a national securities exchange, but has been advised by the Underwriters that they presently intend to make a market in the Notes, as permitted by applicable laws and regulations. The Underwriters are not obligated, however, to make a market in the Notes, and any such market making may be discontinued at any time at the sole discretion of the Underwriters. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the Notes.

    Certain of the Underwriters and their affiliates engage in transactions with and perform services for the Company or one or more of its affiliates in the ordinary course of business and may do so in the future.

    This Prospectus Supplement, together with the Prospectus, may also be used by Smith Barney Inc. (formerly Smith Barney Shearson Inc.) ("Smith Barney"), a subsidiary of the Company, in connection with offers and sales of the Notes in market-making transactions at negotiated prices related to prevailing market prices at the time of sale. Smith Barney may act as principal or agent in such transactions.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

    The distribution of the Notes in Canada is being made only on a private placement basis exempt from the requirement that the Company prepare and file a prospectus with the securities regulatory authorities in each province where trades of Notes are effected. Accordingly, any resale of the Notes in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Notes.

REPRESENTATIONS OF PURCHASERS

    Each purchaser of Notes in Canada who receives a purchase confirmation will be deemed to represent to the Company and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such Notes without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "Resale Restrictions."

RIGHTS OF ACTION AND ENFORCEMENT

    The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by section 32 of the Regulation under Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

    All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Ontario purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

    A purchaser of Notes to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any Notes acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #88/5, a copy of which may be obtained from the Company. Only one such report must be filed in respect of Notes acquired on the same date and under the same prospectus exemption.

                                    EXPERTS

    The consolidated financial statements and schedules of the Company as of December 31, 1994 and 1993, and for each of the years in the three-year period ended December 31, 1994, included in the Company's Annual Report on Form 10-K for the year ended December 31, 1994, have been incorporated by reference herein, in reliance upon the reports (also incorporated by reference herein) of KPMG Peat Marwick LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing. The reports of KPMG Peat Marwick LLP covering the December 31, 1994 consolidated financial statements and schedules refer to changes in the Company's method of accounting for certain investments in debt and equity securities in 1994, methods of accounting for postretirement benefits other than pensions and accounting for postemployment benefits in 1993, and method of accounting for income taxes in 1992. The preacquisition consolidated financial statements of The Travelers Corporation as of December 31, 1993 and 1992, and for each of the years in the three-year period ended December 31, 1993, included in the Company's Annual Report on Form 10-K for the year ended December 31, 1994, have been incorporated by reference herein, in reliance upon the report which includes an explanatory paragraph referring to changes in the method of accounting and reporting for reinsurance in 1993 and the method of accounting for postretirement benefits other than pensions, accounting for income taxes and accounting for foreclosed assets in 1992 (also incorporated by reference herein) of Coopers & Lybrand L.L.P., independent accountants, and upon the authority of said firm as experts in accounting and auditing.

                                 LEGAL OPINIONS

    The legality of the Notes offered hereby will be passed upon for the Company by Charles O. Prince, III, Esq., General Counsel of the Company, 388 Greenwich Street, New York, New York, and for the Underwriters by Dewey Ballantine, 1301 Avenue of the Americas, New York, New York. Mr. Prince, Senior Vice President, General Counsel and Secretary of the Company, benefically owns, or has rights to acquire under the Company's employee benefit plans, an aggregate of less than 1% of the Company's Common Stock. Dewey Ballantine has from time to time acted as counsel for the Company and certain of its subsidiaries and may do so in the future.

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  NO DEALER, SALESPERSON OR ANY OTHER
PERSON HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY
REPRESENTATION NOT CONTAINED IN THIS
PROSPECTUS SUPPLEMENT OR THE PROSPECTUS
AND, IF GIVEN OR MADE, SUCH INFORMATION              Travelers Group Inc.
OR REPRESENTATION MUST NOT BE RELIED
UPON AS HAVING BEEN AUTHORIZED BY THE                   $150,000,000
COMPANY OR ANY UNDERWRITER. THIS
PROSPECTUS SUPPLEMENT AND THE PROSPECTUS               6 5/8% Notes Due
DO NOT CONSTITUTE AN OFFER TO SELL OR A               September 15, 2005
SOLICITATION OF AN OFFER TO BUY ANY OF
THE SECURITIES OFFERED HEREBY IN ANY
JURISDICTION TO ANY PERSON TO WHOM IT IS
UNLAWFUL TO MAKE SUCH OFFER IN SUCH
JURISDICTION. NEITHER THE DELIVERY OF
THIS PROSPECTUS SUPPLEMENT OR THE
PROSPECTUS NOR ANY SALE MADE HEREUNDER
SHALL, UNDER ANY CIRCUMSTANCES, CREATE
ANY IMPLICATION THAT THE INFORMATION
HEREIN IS CORRECT AS OF ANY TIME
SUBSEQUENT TO THE DATE HEREOF OR THAT
THERE HAS BEEN NO CHANGE IN THE AFFAIRS
OF THE COMPANY SINCE SUCH DATE.

          --------------


        TABLE OF CONTENTS

                                         Page
                                         ----

      PROSPECTUS SUPPLEMENT

Capitalization........................   S-2
Ratio of Earnings to Fixed Charges....   S-2
Use of Proceeds.......................   S-3
Description of Notes..................   S-3
Underwriting..........................   S-5            PROSPECTUS SUPPLEMENT
Notice to Canadian Residents..........   S-6
Experts...............................   S-7               CS First Boston
Legal Opinions........................   S-7
                                                      Citicorp Securities, Inc.
                 PROSPECTUS
                                                       PaineWebber Incorporated

Available Information.................     2
Incorporation of Certain Documents
  by Reference........................     3
The Company...........................     3
Ratio of Earnings to Fixed Charges....     4
Use of Proceeds.......................     5
Description of Securities.............     5
Plan of Distribution..................    11
ERISA Matters.........................    12
Legal Matters.........................    12
Experts...............................    12


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